SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                                Schedule 13D/A
                  Under the Securities Exchange Act of 1934
                                (Amendment No. 7)

                              Quanta Services, Inc.

                                (Name of Issuer)

                        Common Stock, $0.00001 par value

                         (Title of Class of Securities)

                                    74762E102

                                 (CUSIP Number)

                Dale J. Wolf, Secretary, UtiliCorp United Inc.

       20 West Ninth Street, Kansas City, Missouri 64105 (816) 421-6600

                (Name, Address and Telephone Number of Person
              Authorized to Receive Notices and Communications)

                               with a copy to:
Dennis P. Wilbert, Esq., Blackwell Sanders Peper Martin LLP, 2300 Main Street
                 Kansas City, Missouri 64108 (816) 983-8124.

                                 April 24, 2000
           (Date of Event which Requires Filing of this Statement)



If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f), or 13d-1(g), check the following box.
                                       ____

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss. 240.13d-7(b) for other parties to whom copies are to be sent.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


--------------------------------------------------------------------------------
      1        NAMES OF REPORTING PERSONS
               I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only)

               UtiliCorp United Inc.    #440541877
--------------------------------------------------------------------------------
      2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See
               Instructions)
                 (a)
                 (b)  X
--------------------------------------------------------------------------------
      3        SEC USE ONLY
--------------------------------------------------------------------------------
      4        SOURCE OF FUNDS (See Instructions)

               WC, BK

--------------------------------------------------------------------------------
      5        CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
               ITEMS 2(d) or 2(e)

--------------------------------------------------------------------------------
      6        CITIZENSHIP OR PLACE OR ORGANIZATION

               Delaware

--------------------------------------------------------------------------------
  NUMBER OF       7     SOLE VOTING POWER
    SHARES
 BENEFICIALLY           26,155,966
OWNED BY EACH
  REPORTING
 PERSON WITH   -----------------------------------------------------------------

                  8     SHARED VOTING
                        POWER

                        None*

               -----------------------------------------------------------------
                  9     SOLE DISPOSITIVE POWER

                        26,155,966

               -----------------------------------------------------------------
                  10    SHARED DISPOSITIVE
                        POWER

                        None

--------------------------------------------------------------------------------
      11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
               26,155,966

--------------------------------------------------------------------------------
      12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
               SHARES (See Instructions)

                        X

--------------------------------------------------------------------------------
      13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
               48.5%**

--------------------------------------------------------------------------------
      14       TYPE OF REPORTING PERSON (See Instructions)
               CO

--------------------------------------------------------------------------------

[FN]
* This representation is qualified by the fact that, as described in Item 4 of the Schedule 13D, UtiliCorp has the ability to vote or direct the vote of the shares subject to the Stockholder's Agreements only in two limited, tax-related circumstances. UtiliCorp expressly disclaims beneficial ownership to any shares of Common Stock that are subject to the Stockholder's Agreements.

** Based on the number of shares of Common Stock of the Issuer outstanding after a 3-for-2 stock split became effective on April 7, 2000 (as indicated in the Issuer's definitive proxy statement for its annual stockholders meeting in 2000 (Form 14A filed on April 6, 2000)). This percentage is obtained by using 53,874,481 shares, the total number of Issuer's issued and outstanding Common Stock, as the denominator. However, the percentage of Common Stock owned by UtiliCorp on a fully diluted basis is 33.6%. This fully diluted percentage is obtained by using 77,856,310 shares as the denominator, which includes (a) 53,874,481 shares of Issuer's issued and outstanding Common Stock; (b) Issuer's Convertible Preferred Stock held by UtiliCorp that can be converted into approximately 9,300,000 shares of Common Stock; (c) the Convertible Promissory Notes held by UtiliCorp that can be converted into 5,383,636 shares of Common Stock; (d) 6,390,811 shares of Common Stock issuable pursuant to options granted under Issuer's 1997 Stock Option Plan; and
   (e) 2,907,382 shares of Limited Vote Common Stock.


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



                               AMENDMENT NO. 7 TO
                            STATEMENT ON SCHEDULE 13D

INTRODUCTION

      All information herein with respect to UtiliCorp United Inc., a Delaware corporation ("UtiliCorp"), and the common stock, par value $0.00001 per share, of Quanta Services, Inc., a Delaware corporation ("Issuer") (the "Common Stock"), is correct to the best knowledge and belief of UtiliCorp. The Schedule 13D originally filed on October 4, 1999 on behalf of UtiliCorp and six amendments thereto filed on October 8, 1999, October 14, 1999, October 20, 1999, October 26, 1999, November 9, 1999 and January 13, 2000, respectively, on behalf of UtiliCorp are incorporated by reference and amended as follows.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION, ITEM 4. PURPOSE OF TRANSACTION, AND ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.

      Pursuant to a letter dated January 4, 2000 from Quanta, UtiliCorp completed the purchase of 186,174 shares of Common Stock by exercising its pre-emptive right (as provided under that certain Investor's Rights Agreement dated as of September 21, 1999) for $3,384,475.25 on January 7, 2000. Similarly, pursuant to a letter dated April 14, 2000 from Quanta, UtiliCorp completed the purchase of 208,995 shares of Common Stock by exercising its pre-emptive right for $5,139,619.88 on April 24, 2000. In addition, on April 14, 2000, UtiliCorp purchased 250,000 shares of Common Stock in a series of broker-assisted purchases on the open market for an aggregate purchase price of $9,614,850.

      Pursuant to stock purchase agreements dated as of April 14, 2000, UtiliCorp completed (or was near completing) the purchase of 3,088,529 shares of restricted Common Stock with 16 of Issuer's record stockholders for an aggregate purchase price of $ 129,568,877.60 between April 24, 2000 and April 26, 2000. In addition, pursuant to note purchase agreements dated as of April 14, 2000, on April 24, 2000 UtiliCorp completed (a) the purchase of Convertible Promissory Notes held by Joint Energy Development Investment II Limited Partnership that can be converted into 4,037,727 shares of Common Stock for a purchase price of $154,392,586.10; and (b) the purchase of Convertible Promissory Notes held by SE Thunderbird L.P. that can be converted into 1,345,909 shares of Common Stock for a purchase price of $51,464,195.30.

      UtiliCorp will fund these purchases by a combination of working capital and short term debt. The aggregate number of Common Stock described in the preceding two paragraphs is 9,117,334 shares, which represent 17% of Issuer's issued and outstanding Common Stock, or 11.7% on a fully diluted basis. In the aggregate, UtiliCorp beneficially owns 26,155,966 shares of Issuer's outstanding Common Stock, which represent 48.5% of Issuer's issued and outstanding Common Stock, or 33.6% on a fully diluted basis.



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



                                    SIGNATURE

      After reasonable inquiry and to the best of the undersigned's knowledge and belief, the undersigned hereby certifies that the information set forth in this statement is true, complete and correct.

Dated:  April 26, 2000                    UtiliCorp United Inc.

                                          By: /s/ Dale J. Wolf
                                          Name:  Dale J. Wolf
                                          Title:  Secretary




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